

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2022

Jiawen Miao
Chief Executive Officer
Harden Technologies Inc.
No. 3 Chuangye Road
Torch Development Zone
Zhongshan City
PR China 528400

> **Re: Harden Technologies Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted August 4, 2022**
> **CIK No. 0001873723**

Dear Mr. Miao:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2022 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.   Please refer to prior comment 2 and disclose in the prospectus summary whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

2. Please disclose in the prospectus summary each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you and your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve any operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you determine no permissions are required, please provide an explanation. Please also add a relevant summary risk factor with a specific cross-reference to a more detailed risk factor discussion.

3. In the prospectus summary, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Disclose whether you have written cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures

Corporate Structure, page 5

4. On the corporate structure chart, identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted.

Management's Discussion and Analysis of Financial Condition...
Results of Operations, page 48

5. We note your Sales and marketing and General and administrative expenses increased due to two or more factors. For example, you state the increase in Sales and marketing was mainly driven by increased salary and compensation, shipping and handling and post-sales service expenses. Please revise throughout to quantify each material factor, including

any offsetting factor, that contributed to changes in your line items. In addition, you should remove vague terms such as "mainly" in favor of specific quantification.

6. We note that the provisions for the allowance for doubtful accounts increased materially against advances to suppliers, due to canceled contracts for purchases of medical mask production equipment. Please revise your disclosures to fully address the facts and circumstances that drove the change and whether the disproportionate fluctuation and increase in trend is expected to recur. See Item 303(a)(3)(i) and (ii) of Regulation S-K.

Note 11. Related Party Transactions
(3) Sales to Related Parties, page F-21

7. Please disclose the amount collected as of May 31, 2022.

General

8. Please revise to include a discussion of the rules adopted by the SEC relating to the Holding Foreign Companies Accountable Act.

9. Please update your disclosure throughout to include a factual discussion of the August 26, 2022, agreement between the PCAOB and China to allow for PCAOB inspections and investigations of audit firms based in China and Hong Kong.

 You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bradley A. Haneberg